May 5, 2025

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Eranga Dias

Re:	PicoCELA Inc.
Registration Statement on Form F-1, as amended File No. 333-285764

Withdrawal Request

Ladies and Gentlemen:

Reference is made to the letter, filed as correspondence via EDGAR on May 1, 2025, in which Revere Securities LLC joined PicoCELA Inc. in requesting the acceleration of the effective date of the above-referenced Registration Statement for May 5, 2025, at 4:00 p.m. Eastern Time, in accordance with Rule 461 under the Securities Act of 1933, as amended. We are no longer requesting that such Registration Statement be declared effective at this time and we hereby formally withdraw our request for acceleration of the effective date.

Very truly yours,

REVERE SECURITIES LLC

By:	/s/ Dajiang Guo
Name:	Dajiang Guo
Title:	CEO, Head of Investment Banking